LAW OFFICE OF

C. RICHARD ROPKA, LLC

Gloucester County C.

Richard Ropka, LLM (Tax)

215 Fries Mill Road Turnersville, NJ  08012

Admitted to:

State of New Jersey

Camden County

United States Supreme Court

1101 Crane Drive, Suite 100

United States District Court

Cherry Hill, NJ  08003

United States Tax Court

Telephone: 856-374-1744

United States Court of Claims

Facsimile: 1-866-272-8505

June 15, 2012

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Security and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Re:  Archer Investment Series Trust

File Nos. 333-163981 and 811-22356

Dear Ms. DiAngelo:

Following up your review of the above referenced mutual fund’s 2011 Annual Report please find management’s responses.

Filing History:

Comment: An amended Form N-CSR was filed on 5/17/2012. This filing does not contain the financial highlights table for the Archer Income Fund and the Archer Stock Fund.  File an amended Form N-CSR to include the complete set of financial statements and ensure that the certifications are updated to a current date. Additionally, the inception date of the Archer Stock Fund and Archer Income fund are erroneously listed as 3/31/11 in the Statements of Changes in Net Assets when the actual inception date was 3/11/11.

Response:  This was corrected and will be reflected when re-filing the 8/31/2011, annual report.  The ammened report was filed on 6/12/2012.

Form N-CSR disclosure items:

Comment:  Items 2 and 3 are listed as not applicable.  These items are applicable to an annual Form N-CSR.  Revise the Form N-CSR to include the information.  File an amended N-CSR.

Response:  These items will be included when re-filing the 8/31/2011 annual report. The ammened report was filed on 6/12/2012.

Form 40-17g filed 4/16/2012:

Comment:  In future filings, include a statement for which premiums have been paid, in accordance with Rule 17g-1.g.1(i)(c).  Section (c) requires a statement as to the period for which premiums have been paid

Response:  The time period was stated on the bond.  We are considering adding a cover letter going forward.

Form 24F-2NT filed 11/21/2011:

Comment:  Explain how Archer Investment Series Trust has $23,339,532 in redemption credits (see item 5(iii)) when all of the funds in the series have experienced net sales each year since commencement of operations.

Response:  The carryover figure from Unified Series Trust was including all of the series in the Unified Series Trust.  For the Archer Investment Series Trust’s fiscal years ended 2010 and 2011, these figures will be re-calculated and re-filed with the proper figures.  After recalculating 2010, The Trust owes $400.93.  After recalculating 2011, the fees owed are $570.30.  The amount is immaterial and will be booked to miscellaneous expenses.  The re-file was done on June 7, 2012.

Series and Class Information:

Comment:  Please update the series and class information in EDGAR to include ticker symbols for all classes of shares.  Currently, there are no ticker symbols.  Requirement to Update: S/C Funds are required by Rule 313 of Regulation S-T to keep current their information concerning their existing and new series and/or classes (or contracts, in the case of separate accounts), including series and/or class (contract) name and ticker symbol. If a class (or contract) later obtains a ticker symbol, the company must update the information for the class (or contract) to add the ticker symbol. To do this, filers need to use the series and class page on the Edgar filing website (https://www.edgarfiling.sec.gov/)

Response:  The information was updated in EDGAR on June 6, 2012.

August 31, 2011 Financial Statements: (The amended report was filed on 6/12/2012)

Comment:  Archer Balanced Fund Performance Illustration:  The ending value of a $10,000 investment in the Dow Jones U.S. Moderate Relative Risk Index at 8/31/10 was $12,093.  The ending value of the same index at 8/31/11 was $12,785.  Please reconcile this increase in the index value to the disclosed 13.66%.  (We calculate a return of 5.72%.)

Response:  The dollar value used on the 8/31/2010 was incorrect. The 8/31/2010 value should have been $11,249, not $12,093.  Also, the line graph in 2010 showed a value of $11,997 for the benchmark which was incorrect, it should have been $11,249.  The 2011 annual report had the correct values.  This will be monitored more closely going forward.

Comment:  Why is the Dow Jones Moderate Portfolio mentioned in the Performance Illustration of the Archer Balanced Fund?

Response:  The reference has been amended and will be correct in the 8/31/2011 amended filing.

Comment:  Schedule of Investments: If the short-term investments in which the funds invest are multiple class funds, disclose the class of shares held by the fund.

Response:  This representation is correct.  The ‘Institutional’ class is stated as a pre-fix to the name of the security which reflects how the security is listed.

Comment:  Disclose whether there were any significant transfers between Levels 1 and 2 and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers.

Response:  Additional language has been included to reflect these transfers which will be included in the 8/31/2011 amended filing.

Comment:  Archer Income Fund fair value hierarchy disclosure - when there are more than 1 level of securities in a major classification, these should be broken into sub categories. (Corporate Bonds has Level 1 and Level 2 securities.)

Response:  A footnote to the Schedule of Investments will be added to reflect the Level 2 investments in the 8/31/2011 amended filing.

Comment:  Statement of Assets and Liabilities:  Have the disclosure requirements of Regulation S-X, Article 6-04.12 been met regarding disclosures of payables to related parties, including Board of Directors?  (12.  Other liabilities. State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to noncontrolled affiliates which arose in the ordinary course of business and which are subject to usual trade terms.)

Response:  Only the Trustee fees need to be broken out.  Accordingly, these fees will be properly reflected on the 8/31/2011 amended filing.

Comment: On the Statement of Changes in Net Assets of the Archer Balanced Fund, the amount of undistributed net investment income (loss) of ($26,509) in 2010 does not agree to the 2010 Statement of Assets and Liabilities.  The 2010 amount of undistributed net investment income was $147,335.

Response:  This figure has been corrected and changed to $147,335 and will be properly included in the 8/31/2011 amended filing.

Comment:  In Note 1, consider disclosing whether the funds are diversified or non-diversified.

Response: Language in Note 1 reflecting that the Funds’ are diversified will be included in the 8/31/2011 amended filing.

Comment:  Note 4 - Derivative transactions - Structured notes are not within the scope of FAS 161.

Response:  The structured notes disclosure has been removed.

Comment:  Note 9 to the Financial Statements do not include all of the disclosure requirements of Regulation S-K, Item 304.  Form N-1A, Item 27(b)(4) - (4) Changes in and Disagreements with Accountants. The information concerning changes in and disagreements with accountants and on accounting and financial disclosure required by Item 304 of Regulation S-K [17 CFR 229.304]. Item 304 of Regulation S-K: (3) The registrant shall provide the former accountant with a copy of the disclosures it is making in response to this Item 304(a) that the former accountant shall receive no later than the day that the disclosures are filed with the Commission. The registrant shall request the former accountant to furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant in response to this Item 304(a) and, if not, stating the respects in which it does not agree. The registrant shall file the former accountant's letter as an exhibit to the report on registration statement containing this disclosure. If the former accountant's letter is unavailable at the time of filing such report or registration statement, then the registrant shall request the former accountant to provide the letter as promptly as possible so that the registrant can file the letter with the Commission within ten business days after the filing of the report or registration statement. Notwithstanding the ten business day period, the registrant shall file the letter by amendment within two business days of receipt; if the letter is received on a Saturday, Sunday or holiday on which the Commission is not open for business, then the two business day period shall begin to run on and shall include the first business day thereafter. The former accountant may provide the registrant with an interim letter highlighting specific areas of concern and indicating that a more detailed letter will be forthcoming within the ten business day period noted above. If not filed with the report or registration statement containing the registrant's disclosure under this Item 304(a), then the interim letter, if any, shall be filed by the registrant by amendment within two business days of receipt.

Did the funds provide the former auditor with a copy of the disclosure filed as an exhibit to the NSAR and request a letter stating whether they agreed with the disclosure?

Response:  The prior auditor has provided the Fund with the requisite letter and same will be filed with the NSAR.  Further, Note #8 has been amended to reflect “staffing limitations” as the reason for the auditor’s withdraw.  These amendments will be reflected in Note 8 of the amended 8/31/2011 annual report. The NSAR was re-filed on June 7, 2012.

Comment:  Expense Illustrations: Each * footnote references the “Value Fund”.

Response:  The name of each series has been added and will be reflected in the 8/31/2011 amended filing.

Comment:  Information Regarding Proxy Voting: The paragraph erroneously references the period ended August 31, when the proxy voting records are for the period ended June 30.  (Refer to Form N-1A, Item 27(d)(5)): ((5) Statement Regarding Availability of Proxy Voting Record. A statement that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (ii) on the Commission’s website at http://www.sec.gov)

Response:  August 31 has been revised to June 30.  This corrected date will be reflected in the 8/31/2011 amended filing.

Comment:  Management Agreement Approval - this disclosure does not meet the specificity requirements of Form N-1A, Item 27(d)(6), Instruction 2: (Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract.)

Response: The disclosure will be amended so as to relate the factors the Independent Board relied on to specific circumstances of the Fund and the investment advisory contract which led to the approval of the continuation of the Investment Advisory Agreement. This disclosure will be amended in the 8/31/2011 amended filing.

Form N-PX filed 8/9/2011:

Comment:  Why did the Investment Advisor decide not to exercise its right to vote proxies for the Archer Income Fund and Archer Stock Fund?  How is this in accordance with the Fund’s proxy voting policies and procedures?

Response:  While the Trust’s N-PX filing for the period ended June 30, 2011 reported that the Investment Advisor did not vote any of the proxies for its Income and the Stock Funds, there were proxies voted for these portfolios.  The electronic recoding of these votes in preparation of the N-PX classified all votes made by each series of the Archer Investment Series Trust as votes made by the Archer Balanced Fund rather than the Archer Income Fund or the Archer Stock Fund.   The Advisor has modified its internal tracking controls to assure that each vote is properly classified to the proper Archer Fund.

Prospectus Disclosures:

Comment:  Fee Tables included in December 31, 2011 prospectuses (Edgarized versions):

Archer Balanced Fund:                   The fee table does not foot properly.

Archer Income Fund:                      Since the expense limitation excludes Acquired Fund Fees and expenses, why aren’t net expenses 1.30%, which is the contractual cap plus .10% of AFFE?

Hypothetical Expense Examples:  We cannot recalculate the amounts of the 1, 3, 5 and 10 year amounts.  Confirm that the net expenses were only used in those years of the calculation in which the expense limitation was in effect.

Website:  www.thearcherfunds.com:

The fee tables included in the prospectus posted on the website are not complete. Update the website as soon as possible  http://www.thearcherfunds.com/2011-Archer-Statutory-Prospectus-from-MSS.pdf

Response:  The prospectus has been updated to list the fee breakdown and reflect the proper expense examples.  The website will also be updated to reflect these changes.

We acknowledge the following on behalf of our client, the above named registrant:

1)

 the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2)

 staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3)

 the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me.

Very truly yours,

C. Richard Ropka, Esquire

CRR/ks

cc:

Client